Fathom, LLC
Statement of Members' Equity
For the Period from April 1, 2015 (inception) to December 31, 2016
(unaudited)

	Members' Equity		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance - April 1, 2015 (inception)	-	$ -	$ -	$ -
Units Issued	40,000	4		4
Member Contribution		100		100
Net loss	-		(4,067)	(4,067)
Balance December 31, 2015	**40,000**	**104**	**(4,067)**	**(3,963)**
Units Issued	40,000	40		40
Units returned	(4,000)	(0)		
Net Loss			(105,877)	(105,877)
Balance - December 31, 2016	**76,000**	**$ 144**	**$ (109,944)**	**$ (109,800)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements